EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1
Agreement as to Joint Filing of Amendment to Schedule 13G.

EXHIBIT 1

The undersigned hereby affirms that he or it is individually eligible to use Schedule 13G and agrees that this amendment to Schedule 13G is filed on his or its behalf.
Dated: February 13, 2026

Reilly Family, LLC

By: /s/Kevin P. Reilly, Jr.
Name: Kevin P. Reilly, Jr.
Title: Executive Manager

/s/Kevin P. Reilly, Jr.
Kevin P. Reilly, Jr.